Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Microsoft Corp

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Ave. Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Microsoft Corp (MSFT)
Vote Yes: Item #10 – Report on the Risks of Advanced Technology for Oil and Gas Extraction

Annual Meeting: December 5, 2025

CONTACT: Kelly Poole | kpoole@asyousow.org

SUMMARY

Microsoft’s support for new fossil fuel development through artificial intelligence (AI) is in conflict with its disclosed climate strategy and creates significant risk to company value by exposing it to material reputational, legal, operational, and competitive risks.

Microsoft publicly identifies itself as a “first mover” on the transition to a clean energy future1 and highlights that it “advocate[s] for the expansion of clean energy solutions around the world.”2 Microsoft consistently heralds its efforts to “accelerate sustainability with AI.”3 It further states that “[g]iven the urgency of the planetary crisis, society needs to push harder on the AI accelerator while establishing guardrails that steer the world safely, securely, and equitably toward net-zero emissions, climate resilience, and a nature-positive future.”4

Despite these claims, Microsoft has identified and provides significant artificial intelligence (“AI”), machine learning (“ML”), and cloud computing5 services to fossil fuel companies, without the advertised net zero guardrails.6 Out of dozens of contracts between Microsoft and fossil fuel companies, just two generate more emissions than the sum of Microsoft’s other Scope 1, 2 and 3 emissions.7 Despite the magnitude of such emissions, Microsoft does not disclose them.

Microsoft claims it works only with energy companies that have publicly committed to net-zero carbon targets.8 However, the Company allows these partners to include only a small set of their emissions by leaving the majority unaccounted for. As a result, Microsoft has partnered with energy companies that lack credible net zero commitments. These partnerships enable large emissions that lock in future climate harm exposing Microsoft to potential legal and financial risks for its role in developing these projects.

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1 https://blogs.microsoft.com/on-the-issues/2023/08/16/apec-sustainability-decarbonization-fusion-energy/

2 https://blogs.microsoft.com/on-the-issues/2025/02/13/progress-on-the-road-to-2030/

3 https://www.microsoft.com/en-us/sustainability/learning-center/improving-sustainability-with-ai

4 https://blogs.microsoft.com/on-the-issues/2023/11/16/accelerating-sustainability-ai-playbook/

5 https://novilabs.com/wp-content/uploads/2020/02/Barclays_Frac-to-the-Future-Oils-Digital-Rebirth_01152020.pdf p.10

6 https://www.kimberliteresearch.com/single-post/microsoft-is-the-leading-cloud-provider-for-the-oil-gas-industry-2 ; https://eu.boell.org/sites/default/files/2021-04/Artificial%20Intelligence%20and%20Climate%20Change_FINAL_14042021.pdf p.10

7 https://www.enabledemissions.com (citing https://nextjournal.com/greenweb/whats-the-carbon-footprint-of-that-oil-and-gas-ai-contract/)

8 https://blogs.microsoft.com/blog/2022/03/10/working-toward-a-net-zero-future-evolving-our-work-with-energy-companies/

2025 Proxy Memo Microsoft Corp | Report on the Risks of Advanced Technology for Oil and Gas Extraction

The expansion of Microsoft’s advanced technology into fossil fuel exploration and production has been the subject of significant media coverage, creating reputational harm. The work has also led to publicized staff protests and resignations at Microsoft.

Microsoft’s sale of advanced technology products to fossil fuel companies also exposes the Company to financial risk as the world not only moves away from fossil fuels, but begins holding companies liable for GHG emissions released and related harms. By clearly identifying and reporting these risks to shareholders, and explaining how it manages them, Microsoft can improve transparency, reduce exposure, and give investors the information they need to understand the company’s climate-related financial risks.

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Microsoft report on the climate and financial risks to the Company associated with providing advanced technology, including artificial intelligence and machine learning tools to facilitate oil and gas development and production.

RATIONALE FOR A YES VOTE

1.	Microsoft's custom advanced technology tools for fossil fuel extraction expose the Company to material financial risks.

2.	Microsoft's advanced technology disclosures are insufficient and do not provide investors with decision-useful information about the Company's exposure to risk.

3.	Microsoft lags behind peers, who disclose risks of developing artificial intelligence (AI) and machine learning (ML) tools for fossil fuel extraction.

DISCUSSION

1.	Microsoft’s advanced technology tools for fossil fuel extraction expose the Company to material financial risks.

a. Reputational Risk; misalignment with stated sustainability goals, or “greenwashing”

Microsoft’s involvement with fossil fuel extraction has already caused tangible reputational damage. The Company positions itself as a climate leader and promotes a brand centered on sustainability and the expansion of clean energy solutions.”9 This makes its misalignment with stated climate goals even more damaging to its public image.

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9 https://blogs.microsoft.com/on-the-issues/2025/02/13/progress-on-the-road-to-2030/

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2025 Proxy Memo Microsoft Corp | Report on the Risks of Advanced Technology for Oil and Gas Extraction

Despite endorsing the sustainability benefits of AI, Microsoft’s disclosures often omit the fact that the fossil fuel industry is one of its largest customers for advanced technology products.10 Research indicates that deploying advanced technology for fossil fuel extraction can actually slow the energy transition by accelerating the discovery and production of new reserves.11 This directly contradicts Microsoft’s claims that “the energy sector is turning to AI to accelerate the energy transition.”12

These contradictions have drawn increasing media scrutiny.13 Investigations such as The Atlantic’s “Microsoft’s Hypocrisy on AI,” and Futurism’s: “Microsoft Secretly Selling AI to Fossil Fuel Companies While Bragging About Environmental Progress” highlight the risk of material reputational harm, which could translate into regulatory, legal, and financial consequences for the company.14

The reputational risk posed to Microsoft from accusations of greenwashing goes far beyond bad press. The Harvard Business Review has found that perceived brand sustainability is a “critical driver” of consumer sentiment and noted that this trend is especially strong among younger generations, who will soon own the most purchasing power in the country.15 An earlier Harvard Business Review study sought to quantify the impacts of greenwashing and found that the damage caused to brands by greenwashing was “economically significant.”16 Microsoft has identified this reputational risk highlighting “if our reputation or our brands are damaged, our business and results of operations may be harmed” and identifies “our environmental impact and sustainability” as a source of reputational or brand damage.17

Research shows that greenwashing litigation is rising globally, signaling growing reputational, regulatory, and legal risks for companies making misleading environmental claims.18 This trend directly raises investor concerns about Microsoft’s one-sided claims regarding the climate benefits of its advanced technology products.19 The research underscores the importance of transparent reporting on the risks associated with providing advanced technology to fossil fuel companies at a time when climate accountability is a significant public concern.

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10 https://www.microsoft.com/en-us/industry/blog/energy-and-resources/2025/04/23/empower-a-data-and-ai-powered-sustainable-energy-future-with-microsoft/; https://www.microsoft.com/en-us/industry/blog/energy-and-resources/2024/04/30/from-pledge-to-action-enabling-the-multidimensional-energy-transition-with-data-and-ai/; https://www.microsoft.com/en-us/industry/blog/energy-and-resources/2024/03/13/microsoft-at-ceraweek-2024-power-a-sustainable-future-with-data-and-ai/; https://blogs.microsoft.com/on-the-issues/2023/11/16/accelerating-sustainability-ai-playbook/

11 https://eu.boell.org/sites/default/files/2021-04/Artificial%20Intelligence%20and%20Climate%20Change_FINAL_14042021.pdf p.10

12 https://www.microsoft.com/en-us/industry/blog/energy-and-resources/2023/09/28/the-era-of-ai-transformative-ai-solutions-powering-the-energy-and-resources-industry/

13 https://grist.org/accountability/microsoft-employees-spent-years-fighting-the-tech-giants-oil-ties-now-theyre-speaking-out/; https://coinmarketcap.com/community/articles/66e5fdef17720037214044af/

14 https://www.theatlantic.com/technology/archive/2024/09/microsoft-ai-oil-contracts/679804/; https://futurism.com/the-byte/microsoft-secret-oil-company-pitches

15 https://hbr.org/2023/09/research-consumers-sustainability-demands-are-rising

16 https://hbr.org/2022/07/how-greenwashing-affects-the-bottom-line

17 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000789019/000095017025100235/msft-20250630.htm p.27

18 https://corpgov.law.harvard.edu/2023/07/24/greenwashing-navigating-the-risk/

19 https://www.theatlantic.com/technology/archive/2024/09/microsoft-ai-oil-contracts/679804/; https://unlocked.microsoft.com/sustainability/; https://www.microsoft.com/en-us/research/project/reducing-ais-carbon-footprint/; https://blogs.microsoft.com/wp-content/uploads/prod/sites/5/2023/11/Microsoft_Accelerating-Sustainability-with-AI-A-Playbook-1.pdf

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2025 Proxy Memo Microsoft Corp | Report on the Risks of Advanced Technology for Oil and Gas Extraction

b. Operational Risk - Failure to attract or retain top talent

It is widely understood that failure to attract or retain top talent is among the largest operational risks facing companies today.20 Microsoft’s continued development of custom-advanced technology products that increase the ability to extract new reserves for less cost has been the subject of widespread employee outcry and has materially damaged the Company’s ability to hire and retain top talent.21 In its most recent annual report, Microsoft cites “the ability to attract and retain talented employees” as a key driver of success. It warns that the Company’s “ability to develop and deliver successful products and services may be adversely affected” if Microsoft “cannot retain highly skilled workers and key leaders.”22

Top talent has already left the Company over its ties to the fossil fuel industry.23 Recent departures reflect a broader trend, with sustainability being recognized as a key indicator of employee engagement, retention, and performance.24 A 2025 Survey from Deloitte found that 70% of Gen Z and Millennials said that they consider a company’s environmental credentials important when evaluating potential employers, with more than 10% having changed jobs due to concerns about environmental impact.25 An IBM Institute for Business Value survey similarly found that 71% of employees and job seekers believed that “environmentally sustainable companies are more attractive employers” and that “nearly half would accept a lower salary” to work for a more sustainable company, further emphasizing the importance of sustainability for employees.26

Given the growing importance of sustainability to talent attraction and retention, Microsoft’s involvement with the fossil fuel industry poses a clear and material risk to its workforce stability, innovation capacity, and long-term operational performance.

c. Financial Risk of Reliance on fossil fuels in a low-carbon world

The Company’s growing financial reliance on oil and gas companies that lack credible net zero commitments exposes Microsoft to a large degree of uncertainty and risk related to the changing energy system. Microsoft has identified cloud computing and advanced technology platforms as a key revenue driver for its advanced technology segment.27 While growth in the advanced technology market presents Microsoft with unique opportunities, its deep ties to fossil fuels in this segment present material risk and opportunity costs to our company.

By deepening reliance on fossil fuel-related revenues without related net zero transition plans, Microsoft ties the profitability of one of its most important growth opportunities to an industry that faces the likelihood of significant financial disruption and displacement in the coming decades.28 Changing market conditions and global adoption of innovative energy technologies present material financial risk to the fossil fuel industry, which are passed on to Microsoft and its shareholders by the Company’s significant focus and reliance on oil and gas company revenue in this advanced technology segment. Shareholders deserve decision-useful information on their exposure to any material financial risk, and climate-related risks are no exception.

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20 https://www.aon.com/en/insights/reports/global-risk-management-survey/top-global-risk-4-failure-to-attract-or-retain-top-talent

21 https://github.com/MSworkers/for.ClimateAction?tab=readme-ov-file

22 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000789019/000095017025100235/msft-20250630.htm, p.29 https://www.sec.gov/Archives/edgar/data/789019/000095017024087843/msft-20240630.htm, p.33

23 https://grist.org/accountability/microsoft-employees-spent-years-fighting-the-tech-giants-oil-ties-now-theyre-speaking-out/

24 https://businessleadershiptoday.com/how-important-sustainability-is-to-employees/

25 https://www.deloitte.com/content/dam/assets-shared/docs/campaigns/2025/2025-genz-millennial-survey.pdf p.47

26 https://thecsrjournal.in/ibm-employees-work-environmentally-sustainable-companies-pandemic/

27 https://novilabs.com/wp-content/uploads/2020/02/Barclays_Frac-to-the-Future-Oils-Digital-Rebirth_01152020.pdf p.9

28 https://www.nature.com/articles/s41558-022-01356-y

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2025 Proxy Memo Microsoft Corp | Report on the Risks of Advanced Technology for Oil and Gas Extraction

d. Economic & Legal risks related to economic impacts of climate change

Microsoft dominates the market for advanced technology in fossil fuel extraction – a sector responsible for three-quarters of global GHG emissions. The world economy is already committed to a GDP income reduction of approximately 17% by 2050, due to GHG emissions released to date, even if CO2 emissions were to be significantly cut starting today.29 Assuming current business as usual with regard to climate commitments, annual income losses at 2050 are estimated at approximately $32 trillion (range $19–59T).30 These damages greatly outweigh the mitigation costs needed to limit global warming to two degrees.31

Ongoing emissions that slow the energy transition are therefore costly. By partnering with the fossil fuel industry to continue or expand fossil fuel use and its related GHG emissions, Microsoft is contributing to escalating climate risk which exposes the Company to increasing economic and operational risks. The Company acknowledges that climate change may increase costs for its cloud-based services and affect the availability and pricing of essential goods and services. This underscores the material financial risks to the Company and to the broader financial system associated with the Company’s sale of products that hinder global efforts to mitigate climate change.

Equally significant, such actions increase the potential for climate-related legal liability. Attribution science, which enables courts to assign responsibility for climate impacts to companies, was recently legally upheld in a German climate liability case, creating an ability to assign climate-related legal liability.32

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29 https://www.pik-potsdam.de/en/news/latest-news/38-trillion-dollars-in-damages-each-year-world-economy-already-committed-to-income-reduction-of-19-due-to-climate-change, as revised by https://www.pik-potsdam.de/en/news/latest-news/nature-study-on-economic-damages-from-climate-change-revised

30 https://www.pik-potsdam.de/en/news/latest-news/38-trillion-dollars-in-damages-each-year-world-economy-already-committed-to-income-reduction-of-19-due-to-climate-change, as revised by https://www.pik-potsdam.de/en/news/latest-news/nature-study-on-economic-damages-from-climate-change-revised

31 https://www.pik-potsdam.de/en/news/latest-news/38-trillion-dollars-in-damages-each-year-world-economy-already-committed-to-income-reduction-of-19-due-to-climate-change, as revised by https://www.pik-potsdam.de/en/news/latest-news/nature-study-on-economic-damages-from-climate-change-revised

32 https://rwe.climatecase.org/en/presse-releases/article/groundbreaking-climate-ruling-against-rwe-major-emitters-can-be-held-liable?utm_source=chatgpt.com; https://www.paulhastings.com/en-GB/insights/phast-track-legal-insights-on-environment-energy-and-infrastructure/rwe-case-establishes-legal-precedent-for-corporate-climate-accountability-worldwide

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2025 Proxy Memo Microsoft Corp | Report on the Risks of Advanced Technology for Oil and Gas Extraction

2.	Microsoft’s advanced technology disclosures are insufficient and do not provide investors with decision-useful information about the Company’s exposure to risk.

Microsoft provides multiple reports on AI risks.33 However, the sale of advanced technology products to the fossil fuel industry are notably absent from its disclosures. Microsoft has a suite of disclosures about the risks of AI in its Responsible AI Transparency Report, which aims to disclose the Company’s efforts to build advanced technology responsibly and share “how we make decisions about releasing our generative applications.”34 Despite these goals, however, the report does not meaningfully address Microsoft’s sale of advanced technology products to the fossil fuel industry. Similarly, advanced use of technologies for oil and gas is not discussed in Microsoft’s Task Force on Climate-Related Financial Disclosures (TCFD) Report,35 Environmental Sustainability Report,36 or its CDP Response.37 The Company’s “Sensitive Uses and Emerging Technologies Program,” is designed to flag AI applications that pose legal, physical, or human-rights risks,38 yet, it excludes environmental and climate-related risks, despite climate change directly affecting all three categories.

Microsoft’s partnerships with fossil companies to locate and develop new fossil fuel reserves pose material risks, including contributing to global climate damage, economic disruptions (e.g., insurance crises in California), and human rights harms, as recognized by the UN and WHO.39 Despite this, the Company neither mitigates nor sufficiently reports these risks. Its various disclosure documents fail to account for the climate implications of its fossil fuel-related technologies. By enabling fossil fuel extraction without credible net-zero commitments, Microsoft delays the energy transition, undermining its AI principles and creating material financial, legal, and reputational risks for investors. Transparent reporting on these risks is essential for decision-making.

3.	Microsoft lags behind peers, who have more readily addressed the risks of developing artificial intelligence (AI) and machine learning (ML) tools for fossil fuel extraction.

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33 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Responsible-AI-Transparency-Report-2025-vertical.pdf#page=1, p.26; https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Responsible-AI-Transparency-Report-2025-vertical.pdf#page=1, p.26; https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/2024-Microsoft-TCFD-Report.pdf; https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/2025-Microsoft-Environmental-Sustainability-Report.pdf#page=01; https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Microsoft-Corporation-2024-CDP-Response.pdf

34 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Responsible-AI-Transparency-Report-2025-vertical.pdf#page=1, p.26

35 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/2024-Microsoft-TCFD-Report.pdf

36 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/2025-Microsoft-Environmental-Sustainability-Report.pdf#page=01

37 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Microsoft-Corporation-2024-CDP-Response.pdf

38 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Responsible-AI-Transparency-Report-2025-vertical.pdf#page=1, p.27

39 https://www.kimberliteresearch.com/single-post/microsoft-is-the-leading-cloud-provider-for-the-oil-gas-industry-2; https://eu.boell.org/sites/default/files/2021-04/Artificial%20Intelligence%20and%20Climate%20Change_FINAL_14042021.pdf, p.10; https://www.bankrate.com/insurance/homeowners-insurance/carriers-exit-california-home-insurance/; https://www.who.int/news-room/fact-sheets/detail/climate-change-and-health; https://www.unep.org/resources/report/climate-change-and-human-rights

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2025 Proxy Memo Microsoft Corp | Report on the Risks of Advanced Technology for Oil and Gas Extraction

Microsoft controls the largest portion of the market for advanced technology fossil fuel tools.40 Yet, peers have made more significant efforts to identify and even mitigate the risks posed by selling advanced technology products to fossil fuel companies lacking net zero commitments. Most notably, Google, one of Microsoft’s top competitors in the advanced technology space, has publicly committed that it will not “build custom AI/ML algorithms to facilitate upstream extraction in the oil and gas industry.”41 This commitment mitigates much of the risk posed to Google, its shareholders, and the financial system from partnership with the fossil fuel industry and creates a significant gap between the environmental and economic sustainability of Microsoft and one of its largest rivals.

RESPONSE TO MICROSOFT BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Contrary to the Board’s argument, Microsoft’s sustainability disclosures do not provide comprehensive insight into the Company’s sustainability strategies and progress as its enablement of fossil fuel production is not discussed

The Board opposes this proposal on the grounds that it falls outside the Company’s existing reporting frameworks, but that is precisely the gap this proposal seeks to address. The material reputational, legal, and operational risks outlined above are of clear significance to shareholders and warrant transparent disclosure, regardless of current reporting categories.

Enabling increased oil and gas production through advanced technology is directly tied to climate risk. Microsoft outlines its efforts to develop AI responsibly yet does not address Microsoft’s sale of advanced technology products to fossil fuel companies, even though its Sensitive-Use Framework is directly implicated by its actions to support and foster fossil-fuel development and its contributions to climate change.

While the Board cites a “balanced approach” to supporting the energy sector, true balance requires disclosure of both benefits and risks. Without explicit reporting on the risks of enabling fossil fuel production, investors remain uninformed about a business line that poses material climate, legal, and financial exposure.

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40 https://novilabs.com/wp-content/uploads/2020/02/Barclays_Frac-to-the-Future-Oils-Digital-Rebirth_01152020.pdf, p.33; https://www.kimberliteresearch.com/single-post/microsoft-is-the-leading-cloud-provider-for-the-oil-gas-industry-2

41 https://onezero.medium.com/google-says-it-will-not-build-custom-a-i-for-oil-and-gas-extraction-72d1f71f42c8

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2025 Proxy Memo Microsoft Corp | Report on the Risks of Advanced Technology for Oil and Gas Extraction

Microsoft’s Energy Principles Lack a Criteria for Evaluating “Net Zero” Partners

The Board opposes the proposal citing Microsoft’s Energy Principles, which are intended to “guide our work with energy sector customers and reflect our commitment to sustainability, transparency, and innovation.” These Energy Principles allow Microsoft to provide technical and engineering resources to energy customers who have publicly committed to net zero carbon targets. However, the policy covers only Scope 1 and Scope 2 emissions, ignoring the industry’s far more climate-harmful Scope 3 emissions that can represent 80-95% of oil and gas companies’ total emissions.42 Further, the Principles’ net zero timing allows companies to avoid near term reductions; it further requires no transition plan to assess progress toward a net zero goal, contributing to risk. 43

Thus, while Microsoft’s partnerships with ExxonMobil and Chevron44 technically comply with its Energy Principles, even though neither company meets what are widely recognized net-zero standards, such as the CA100+, IIGCC Net Zero Standard for Oil & Gas, SBTI, or Oxford Net Zero,45 which all include Scope 3 emissions.46 By excluding full enterprise-wide emissions from its requirements, Microsoft’s Energy Principles fail to meaningfully advance the energy transition and expose shareholders to material financial and reputational risks from partnerships with energy companies that lack credible net zero commitments. These risks much be identified and quantified so that investors can make fully informed capital allocation decisions.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #10

To provide investors with transparent and decision-useful information, Microsoft should report on the material reputational, legal, and operational risks of developing advanced technology products for oil and gas extraction. We urge a “yes” vote on this proposal.

For questions, please contact Kelly Poole, As You Sow, kpoole@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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42 https://www.woodmac.com/press-releases/few-oil-and-gas-companies-commit-to-scope-3-net-zero-emissions-as-significant-challenges-remain/

43 https://blogs.microsoft.com/blog/2022/03/10/working-toward-a-net-zero-future-evolving-our-work-with-energy-companies/

44 https://www.theatlantic.com/technology/archive/2024/09/microsoft-ai-oil-contracts/679804/

45 https://www.climateaction100.org/whos-involved/companies/?search_companies=schl&company_sector=All, https://www.iigcc.org/resources/net-zero-standard-for-oil-gas; https://netzeroclimate.org/policies-for-net-zero/net-zero-principles/

46 https://netzeroclimate.org/policies-for-net-zero/net-zero-principles/; https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/Past%20resource%20uploads/IIGCC_Net-Zero-Standard-for-Oil-Gas_April23.pdf

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